UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ECOVYST INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

73943T103

(CUSIP Number)

Jonny Ginns
General Counsel
38 Hans Crescent,
London SW1X 0LZ, UK
+44 (0) 7876 141210

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
INEOS Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,731,385

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,731,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,731,385

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

 ** This calculation is based on a total of 137,059,709 shares of Common Stock outstanding as of November 4, 2021.

1	NAMES OF REPORTING PERSONS
James A. Ratcliffe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,731,385

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,731,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,731,385

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

  ** This calculation is based on a total of 137,059,709 shares of Common Stock outstanding as of November 4, 2021.

Explanatory Note.

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 22, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1, which was filed with the Commission on May 3, 2021, Amendment No. 2, which was filed with the Commission on May 5, 2021, and Amendment No. 3, which was filed with the Commission on November 23, 2021.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

This Amendment is being filed to amend and supplement Items 4 and 5 as follows:

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following to the section titled “Secondary Offering”:

As previously disclosed, on November 18, 2021, in connection with a registered secondary public offering (the “Secondary Offering”) of Common Stock, INEOS entered into an underwriting agreement (the “Underwriting Agreement”) among the Issuer, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as representatives of the several underwriters listed on Schedule II thereto (the “Underwriters”), and the other selling stockholders listed on Schedule I thereto.  As also previously disclosed, INEOS and the other selling stockholders agreed in the Underwriting Agreement to grant the Underwriters a 30-day option (the “Over-allotment Option”) to purchase up to 1,200,000 additional shares of Common Stock at a price of $9.12 per share.  On December 17, 2021, the Underwriters notified INEOS that they were executing their right to purchase from INEOS an aggregate of 416,255 shares of Common Stock pursuant to the Over-allotment Option.  The closing of such transaction occurred on December 20, 2021.

Item 5. Interest in Securities of the Issuer

(a) The percentage of the Issuer’s shares of Common Stock held is based on a statement of the Issuer in the prospectus supplement filed by the Issuer with the SEC on November 16, 2021 that there were 137,059,709 shares of Common Stock outstanding as of November 4, 2021.  As of the close of business on December 20, 2021, INEOS beneficially owned 24,731,385 shares of Common Stock, which constituted approximately 18.0% of the Common Stock outstanding.  James A. Ratcliffe, as the majority owner of INEOS Limited, may be deemed to be the beneficial owner of, and to have the power to vote and dispose of, the 24,731,385 shares of Common Stock held by INEOS.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Ratcliffe that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of his pecuniary interest therein.

(b) For each person listed, the following table indicates the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
INEOS Limited	0	24,731,385	0	24,731,385
James A. Ratcliffe	0	24,731,385	0	24,731,385

(c) Except for the Underwriting Agreement, and the transactions contemplated by the Underwriting Agreement, none of INEOS, Mr. Ratcliffe or, to the knowledge of either INEOS or Mr. Ratcliffe, any person named on Exhibit A to the Original Schedule 13D has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2021

INEOS LIMITED

By:	/s/ Jonny Ginns
	Name:	Jonny Ginns
	Title:	Authorized Signatory

JAMES A. RATCLIFFE

By:	/s/ Jonny Ginns**

** The Power of Attorney, executed by James A. Ratcliffe authorizing the signatory to sign and file this Schedule 13D on James A. Ratcliffe’s behalf, filed as Exhibit 99.1 to this Schedule 13D.